Exhibit (d)(29)

AMENDMENT NO. 1

TO INVESTMENT SUB-ADVISORY AGREEMENT

Amendment No. 1 to INVESTMENT SUB-ADVISORY AGREEMENT dated as of April 30, 2008, by and among Thrivent Financial for Lutherans, Thrivent Series Fund, Inc., and Sectoral Asset Management Inc. (the “Agreement”) hereby amends the Agreement by deleting Schedule I to the Agreement in its entirety and replacing it with Exhibit A to this Amendment, attached hereto.

Except as modified herein, all terms and conditions of the Agreement remain in full force and effect.

THRIVENT FINANCIAL FOR LUTHERANS

By: /s/ Russell W. Swansen
Name: Russell W. Swansen
Title: Senior Vice President and Chief Investment Officer

THRIVENT SERIES FUND, INC.

By: /s/ Russell W. Swansen
Name: Russell W. Swansen
Title: President

SECTORAL ASSET MANAGEMENT INC.

By: /s/ Jerone Pfund
Name: Jérôme Pfund
Title: Chief Executive Officer

EXHIBIT A

Schedule I

Dated as of August 30, 2012

Sub-advisory Fees

Compensation pursuant to paragraph IV of this Sub-advisory Agreement shall be payable monthly in arrears and calculated in accordance with the following schedule applied to aggregate average daily net assets that are subject to the Sub-adviser’s investment discretion in the Portfolio:

Average Daily Net Assets*	Rate**

Tiered Fee:

First $50 MM	65 bp per annum
Next $50 MM	60 bp per annum
Next $150 MM	40 bp per annum
Thereafter	35 bp per annum

Minimum annual fee: $50K.

* For the purposes of determining the sub-advisory fees, average daily net assets include all assets managed by the Sub-adviser, less net cash. Net cash is defined as the total cash in the Portfolio, less the amount necessary to cover the derivative exposure.

** When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate, e.g., if average daily net assets are $90 MM, a rate of 65 bp would apply to $50 MM and a rate of 60 bp would apply to $40 MM.